UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                                 HOM Corporation
                 (Name of Small Business Issuer in its charter)

           Georgia                                       58-2558702
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization

           4210 Columbia Road, Suite 10C, Martinez, Georgia 30907-0401
              (Address of principal executive officers) (Zip Code)

Issuer's telephone number: (706) 228-5087

Securities to be registered under Section 12(b) of the Act:


Title of each class to be registered      Name of each exchange on which each
                                          class is to be registered
               N/A                                        N/A


Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                TABLE OF CONTENTS
                  (Amendment to Form 10-SB of HOM Corporation)
                                                                            PAGE
                                     PART I

Item 1.  Description of Business...............................................1

Item 2.  Management's Discussion and Analysis ................................12

Item 3.  Description of Property..............................................16

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management................................................16

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons .................................................18

Item 6.  Executive Compensation...............................................20

Item 7.  Certain Relationships and Related Transactions.......................21

Item 8.  Description of Securities............................................25

                                     PART II

Item 1.  Market Price of and Dividends on Registrant's
         Common Equity and Other Shareholder Matters..........................26

Item 2.  Legal Proceedings....................................................28

Item 3.  Changes in and Disagreements with Accountants........................28

Item 4.  Recent Sales of Unregistered Securities .............................28

Item 5.  Indemnification of Directors and Officers ...........................35

                                    PART F/S

Financial Statements .........................................................36

                                    PART III

Item 1.   Index to Exhibits ..................................................37

Item 2.   Description of Exhibits ............................................37

Signatures ...................................................................37

                                     PART I

Item 1. Description of Business

BUSINESS DEVELOPMENT

         HOM Corporation ("HOM"), a Georgia corporation incorporated May 4, 2000, is a holding company. HOM has two operating wholly-owned subsidiaries, Homes By Owners, Inc. ("Homes"), a Georgia corporation incorporated December 6, 1999, and Direct Lending, Inc. ("Direct"), a Georgia corporation incorporated January 9, 1997 and formerly named Southern States Lenders, Inc. Homes publishes and distributes a monthly magazine, HOMES BY OWNERS, listing residential properties in the Augusta, Georgia/Aiken, South Carolina metropolitan area for sale by their owners. These listings are also carried on Homes' website, www.homesbyowners.net. Direct is a licensed mortgage broker working with various financial institutions and underwriters. HOM, Homes and Direct are collectively referred to as the "Company."

         Direct was acquired by Apple Homes Corporation on October 1, 1998. Thereafter Apple Homes determined that it was not appropriate to continue to engage in the mortgage business of Direct. The shareholders of Apple Homes of record March 1, 1999 received one share of Direct common stock for each 10 shares of common stock of Apple Homes that they then held, fractional shares being rounded up to the next full share. Additional common stock of Direct was sold to private investors. In late 1999, Direct determined that it would be desirable to use a separate entity for the real estate for sale by owner business (or "FSBO" business, as referred to in the industry) it wished to enter. Homes was established for this purpose.

         As interest rates rose in 2000 and the mortgage business of Direct (and other mortgage businesses in the Augusta area) declined, the Company determined that it would be preferable to reorganize so that the investor-owned company would be Homes, rather than Direct. To facilitate this switch, Homes incorporated a subsidiary, Augusta Lenders, Inc. ("Augusta") into which Direct could merge. Subsequently it was decided that it would be preferable to reorganize so that the investor owned company would be a holding company instead of one of the operating companies.

         To attain this structure, the Chairman of Direct and Homes, Robert S. Wilson, organized HOM with a minimal initial investment. Homes transferred Augusta to HOM, and HOM contributed to Augusta the same number of shares of its common stock as the number of outstanding shares of Direct common stock. Direct and Augusta merged effective July 5, 2000. The stockholders of Direct became stockholders of HOM, and Direct became a subsidiary of HOM. Direct then transferred its common stock of Homes to HOM. The result was an investor-owned HOM with two wholly-owned subsidiaries, Homes and Direct. This reorganization did not affect the proportional interests of the stockholders or the businesses and operations in which they were investing.

BUSINESS OF HOMES BY OWNERS, INC.

         HOMES BY OWNERS, Homes' monthly magazine, currently contains 16 pages, with listings of residential properties for sale in the Augusta, Georgia and Aiken, South Carolina metropolitan area and advertisements. The residential listings usually take a horizontal quarter page and feature a color photograph of the house. The advertisements are of local realtors, service companies and providers and merchants.

         Basic rates for a standard quarter page residential listing are $225 to present a black and white photograph and text for one month to $599 to present a color photograph and text for four months. In each case a durable sign is furnished to the listing person, and in the case of the longer term, listing on Homes' internet site is included. Most listings are for four months. Commercial rates commence at $75 for including a business card and $150 for a quarter page in one issue to $1,125 for a full page in three issues.

         HOMES BY OWNERS is distributed throughout the Augusta/Aiken metropolitan area in racks provided by Homes. Distribution sites include supermarkets, drug stores, convenience stores, banks and commercial establishments, and a modest fee is paid to some high traffic locations, such as supermarkets. HOMES BY OWNERS is replaced with a new issue on a monthly basis. Currently approximately 18,000 copies of HOMES BY OWNERS are distributed monthly to approximately 235 locations.

         Homes has established a website, www.homesbyowners.net, with information concerning Homes, support services such as a calculator to help buyer determine what they can afford and color pictures and summary information about the listings. While most internet residential property presentations are in conjunction with a listing in HOMES BY OWNERS, listing can be placed only on the website for $50. A website listing will remain until the house is sold or the listing person directs that it be removed, subject to the right of Homes to remove stale listings.

         In late 2000, Homes joined FSBO online, which aggregates listings of FSBO's throughout the United States through FSBO's online website, www.fsboonline.com. If one looks for homes in the Augusta, Georgia or Aiken, South Carolina listings on that website, one finds a listing for Home and can then link to the Home website with all its listings. Homes also has joined the National For Sale By Owners Network, whose website, www.fsbo.net, also enables the Homes website to be reached, although only through an Augusta listing. In each case, the identification of Homes and its website form the only presentation for Augusta, Georgia or Aiken, South Carolina, although the National For Sale By Owners Network has no listing for Aiken. Through these networks, Homes has attained national coverage.

         As noted under COMPETITIVE SITUATION OF HOMES BY OWNERS, INC., to become profitable the current operations of Homes need resources that currently are not available. Although the Company is seeking such resources, it may be unsuccessful. To give Homes added substance, Robert S. Wilson, the Company's chairman, and Bryce N. Batzer, the other director, have each invested an additional $25,000, in Mr. Batzer's case for 100,000 shares of HOM common stock and in Mr. Wilson's case as an advance, to establish a $50,000 trading account for Homes that Mr. Wilson will direct in an attempt to produce funds for Homes and the rest of the Company. Although Mr. Wilson has been in the securities business and traded securities for many years, no assurance can be given that such trading will be successful or that the amounts placed in the trading account will not be lost in full or substantial part. However, some of the funds invested in the Company by Mr. Wilson during the year 2000 were produced from his profitable trading, and he plans to give the same attention to the Homes' trading account that he gives his personal account.

COMPETITIVE SITUATION OF HOMES BY OWNERS, INC.

         Currently there is no FSBO magazine in the Augusta/Aiken metropolitan area other than HOMES BY OWNERS. During 1999, the Company worked with the publishers of a FSBO magazine that had been in existence for approximately five years, DIRECT FROM OWNER, with a view to acquiring the magazine and its staff. When the negotiations proved fruitless, they were broken off, and Homes was organized and published the first issue of HOMES BY OWNERS in January 2000. No issues of DIRECT FROM OWNER have appeared since HOMES BY OWNERS commenced publication. The Company does not know of any other website featuring FSBO's in the Augusta/Aiken metropolitan area.

         Homes must attract more listings and other advertising if HOMES BY OWNERS is to become profitable. See MANAGEMENT'S DISCUSSION AND ANALYSIS. The Company has examples of FSBO magazines from other areas that seem to indicate that an area the size of the Augusta/Aiken metropolitan area can support a successful FSBO magazine. However, management believes that the maximum profit HOMES BY OWNERS can generate in the August/Aiken metropolitan area, even if successful, is limited.

         Although the FSBO approach is competitive with realtor brokerage in the sale of residential properties, it also can be complementary. The Company believes that less than a third, possible substantially less, of residential properties listed for sale by owner, both by itself and generally throughout the country, ever are actually sold by their owners. If sale is still needed, the intervention of a broker is sought. Thus FSBO residential listings ultimately can prove to be leads for real estate brokers.

         Homes has arranged with a realtor in the Augusta area to place listings in HOMES BY OWNERS of houses for which the realtor is acting as broker. This realtor is willing to give persons listing in HOMES BY OWNERS the right to apply their payment to Homes against any brokerage commission the realtor may receive if its services are ultimately used in effecting sale of the property. The realtor will do this, charging approximately a half commission, 3-3 1/2 %, which it can do because there is no need to split a normal commission (6-7%) with a listing broker.

         The Company has contemplated establishing or acquiring a realtor to gain the full benefits of the synergy with a realtor. The Company has had discussions with individuals with a view to establishing its own realty company and with existing realty companies with a view to an acquisition or merger. None of these discussions has led to an appropriate agreement. There are no current ongoing discussions in this regard with realtors or realty companies.

         The Company believes that, in fact, there is a natural affinity between realtors and FSBO magazines. It believes a realty operation can otherwise benefit from access to the product stream generated by a FSBO magazine operation. For example, a realtor has the opportunity to identify distressed sale situations that can be acquired by the realtor at favorable prices.

         The Company believes that there are few, if any, other business operations that combine a FSBO magazine, a sophisticated website, a relationship with a realtor and a mortgage company, such as Direct. Such a package of services caters to the full needs of buyers and sellers of residential properties. The current structure of the Company reflects the partial fulfillment of such an integrated operation. As the Company gains experience with such an operation, it believes it would be feasible to franchise or joint venture such operations outside the Augusta/Aiken metropolitan area. There is nothing proprietary in the Company's concept of such an integrated operation. If the Company were to successfully establish such integrated operations, in the Augusta/Aiken metropolitan area or elsewhere, it anticipates that it would be met with competition by realtors, FSBO magazine owners and others with substantially greater resources than the Company. This competition could deny or restrict the ability of the Company to successfully deploy its desired integrated operation.

         Currently, the Company lacks the resources to expand the operations of Homes and its magazine, HOMES BY OWNERS, sufficiently to enable its operation to become profitable, much less engage in franchises or joint ventures. As a result, it is considering a sale of the magazine or, preferably, a joint venture that would involve the funding of HOMES BY OWNERS until its operation becomes profitable. Although the Company is currently in discussions with various persons concerning a sale or joint venturing of HOMES BY OWNERS and its related website, there can be no assurance that such discussions will be successful or that the Company will realize any net return from HOMES BY OWNERS or its website.

BUSINESS OF DIRECT LENDING, INC.

         Direct is a mortgage company. It locates sources of capital willing to grant home mortgage loans to customers of Direct. Direct acts as a broker and is paid a fee by the customer upon the closing of a loan to a customer.

         Sources of capital that have provided home mortgage loans to customers of Direct include finance companies, banks and wholesale lenders. Direct has experience in dealing with potential sources of capital, and seeks loans where it believes it will have the greatest success. Direct seeks customers principally by contacting realtors in the Augusta/Aiken metropolitan area that have clients that need mortgage financing to be able to purchase homes. Direct also is in touch with persons who insert listings in HOMES BY OWNERS to determine if persons purchasing FSBO homes need financing. Direct has recently come to an understanding with a mortgage company that specializes in Veterans Administration financings. The mortgage company will, for a fee, refer to Direct on a non-exclusive basis potential customers who are seeking loans of a type not handled by the mortgage company. Direct believes such referrals could materially enhance its access to potential borrowers on a cost effective basis, although it has no assurance that this will occur.

         When a lending institution indicates an interest in providing a loan to a Direct customer, Direct provides the appropriate documents and supervises their completion and the various steps needed to complete the loan. Direct attends the closing of the loan. Direct provides value by facilitating the entire loan process.

         The mortgage business in the Augusta/Aiken metropolitan area has been adversely affected over the last year and a half by rising mortgage rates during that period. Rising interest rates particularly affect the refinancing of mortgage loans. Refinancings occur when interest rates drop, so that home owners can save money through changing to mortgages with interest rates lower than those of the mortgage to which their property is subject. Mortgage interest rates have declined during the past few months, Direct is experiencing substantially increased inquiries concerning mortgage financing, and the Company believes its business should improve.

         During December 2000, Direct closed two mortgage loans, during January and February 2001, it closed none and during March 2001, it closed one. Currently, Direct has a person compensated solely through a portion of commissions received at closings as its only full time employee. Direct provides office space and equipment, telephone service and administrative support, principally through a portion of the time of another Company employee. The Company believes that if approximately 8 to 10 mortgage loans can be closed a month, it would cover all the costs of Direct's mortgage business. To reach this level, Direct will need to increase its current rate of closings several times. There is no assurance that this increase will occur.

         The Company believes that Direct's mortgage business is assisted by Home's FSBO business, which produces customers. In turn, Direct's mortgage business assists Home's FSBO by facilitating mortgage financing for purchasers from Home's customers. Nevertheless, the Company plans to discontinue Direct's mortgage business if it does not appear that it will start performing on better than a break even basis. Direct is actively seeking additional potential borrowers and considering new ways to locate customers and develop new sources of lending capital, but there is no assurance that any of these efforts will be successful.

COMPETITIVE SITUATION OF DIRECT LENDING, INC.

         The mortgage brokerage business is highly competitive. Many mortgage borrowers deal directly with institutions, such as banks and savings and loan associations, so that mortgage brokers are not used at all. Most mortgage brokers are more established, larger and better capitalized than Direct.

         As a result, Direct tends to get customers whose credit is not good and otherwise present borrowing difficulties. This requires a more extensive effort on the part of Direct to find lenders, if any, which will accept the risk of the loan. It also increases the probability that a lender ultimately will decide not to provide a loan to a customer, even after Direct has invested substantial effort in connection with the proposed borrowing.

GOVERNMENT REGULATION OF DIRECT

         As a mortgage broker, Direct is required to be licensed. It is licensed in Georgia and, until recently, also in South Carolina. The Company believes that the cessation of its license in South Carolina will not materially adversely affect its business.

COMPANY EMPLOYEES AND OTHER WORKERS

         Five persons work for the Company. HOM's Chairman and Chief Executive Officer is currently serving full time without compensation, although he would be compensated at a currently undetermined rate if the Company were to become profitable. The Company has a part time administrative and clerical worker. These two persons act for the Company generally.

         Homes has a consultant, who until January 2001, was a full time employee principally working to produce the magazine. Subject to other commitments, it is contemplated that he will work on future issues of the magazine with other personnel of the Company. Homes has an independent contractor who distributes the magazine in the Augusta/Aiken metropolitan areas.

         Direct has one full time employee, compensated on a commission basis. He receives a draw against commissions.

MISCELLANEOUS

         The Company is not dependent on any particular customer or customers or any particular supplier or suppliers. It currently holds no patents, trademarks, licenses, franchises or concessions, and it has no royalty agreements or labor contracts. The Company has made no expenditures on research and development activities, although it continually is attempting, with its limited resources, to improve the quality of its products and services. It has had no costs of compliance with, and has not been affected by, environmental laws.

RISK FACTORS RELATING TO THE COMPANY'S BUSINESS

         Because of the recent inception, current lack of profitability and nature of the Company's business, it encounters many risk factors. Each of these factors, as well as matters set forth elsewhere in this Form 10-SB, could adversely affect the business, operating results and financial condition of the Company. References herein to this Form 10-SB are to the original Form 10-SB filed by the Company with the Securities and Exchange Commission on February 9, 2001, as it may have been or be amended from time to time.

Short Operating History - No Assurance of Profitability

         The Company has a short operating history. Although Direct commenced its mortgage business in 1997, original management was replaced in the latter part of 1998 and its present ownership dates from early 1999. See BUSINESS DEVELOPMENT. Homes' magazine, HOMES BY OWNERS, commenced in January 2000. The operations of neither Direct nor Homes are currently profitable. The Company has encountered unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures, and these may continue. There is no assurance that the Company's business ventures will be successful or that the Company will be able to attract and retain sufficient customers to attain its goals. The Company anticipates that its operating expenses will increase if and as its business expands, and it will need to generate revenues sufficient to offset not only its present expenses but these additional expenses to achieve profitability. The Company will have to secure future funding, either debt or equity, in order to finance its activities. There can be no assurance that any such funding will be available to the Company or, that, if it is, it will be available on terms favorable to the Company.

Competition Could Negatively Affect Revenues

         The business of the Company is highly competitive. See COMPETITIVE SITUATION OF HOMES BY OWNERS, INC. and COMPETITIVE SITUATION OF DIRECT LENDING, INC. Additional competitors may also enter the market and future competition may intensify. Most of these competitors have substantially greater financial resources than the Company, and they and their capital providers may be able to accept more financial risk than the Company and its capital providers prudently can manage.

Concentration of Share Ownership Gives Insiders Control

         The Company's two directors own 42.2% of the Company's outstanding common stock as of April 3, 2001, and, with three other principal stockholders, own 70.1%. As a result, these persons possess significant influence over the Company on matters including the election of directors. This concentration of share ownership, even though, to the best of the Company's knowledge, there are no agreements or undertakings for them to act in concert, may: (i) delay or prevent a change in control of the Company; (ii) impede a merger, consolidation, takeover or other business involving the Company; (iii) discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, or (iv) enable a small number of stockholders to approve a sale, merger, consolidation, takeover or other transaction involving the Company, prior to the effectiveness of this registration statement on Form 10-SB, without preliminary notice to the other stockholders.

Possible Difficulties in Securing Future Funding

         Since the present management of the Company acquired Direct in the latter part of 1998, it has financed much of its operations from the sale of stock to Robert S. Wilson, Chairman of HOM, and to a limited number of principal investors, and it has borrowed $20,000 from a bank with a guarantee by Mr. Wilson. It is unlikely that these funding sources will be sufficient to satisfy the Company's future, increasing financing demands. Accordingly, the Company may have to seek additional funding from other outside sources or, in the alternative, seek a sale, merger or other transaction with a stronger entity able to fund the Company. There can be no assurance that outside funding or an alternative transaction will be available to the Company at the time and in the amount to satisfy the Company's needs, or, if such funding or alternative transaction is available, that it will be available on terms favorable to the Company. If HOM issues additional shares of common stock, current shareholders may experience immediate and substantial dilution in their ownership of HOM's shares, or, in the case of an alternative transaction, will receive securities in a continuing entity providing them relatively lesser rights than they now possess. In case of a sale, stockholder's proceeds may be limited. In the event HOM issues securities or instruments other than common stock, it may be required to issue such instruments with greater rights than those currently possessed by holders of HOM's common stock. If a transaction directly involved Homes or Direct, current HOM stockholders might lose or be diluted in their individual interest in Homes or Direct.

Possibility that the Company May Not Be Able to Continue as a Going Concern

         The Company has realized only limited revenue since it commenced business. It has not yet established sources of revenue sufficient to cover its operating costs. For the years ended September 30, 2000 and 1999, the Company had net losses of $394,039 and $87,592, respectively and for the quarters ended December 31, 2000 and 1999, had net losses of $52,778 and $35,618, respectively. The Company's management has included a statement in NOTE - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES in the NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS set forth in Part F/S of this Form 10-SB that the Company's "ability to continue as a going concern is dependent upon its ability to raise sufficient capital to implement its business plan and to generate profits sufficient to become financially viable." Although management of the Company believes it can continue to raise some capital through private sales of equity, principally from current investors in the Company, until the Company's operations are profitable or it enters into a transaction with another entity that would fund the operations of the Company, there is no assurance that the Company will be successful in doing so and that the Company can continue in business.

Possibility That No Public Market or Only a Limited Public Market will be Established for the Common Stock

         HOM's common stock and Direct's common stock which HOM's common stock has replaced, see BUSINESS DEVELOPMENT, have never been traded in a recognized public market. The transfer agent of the common stock of Direct, which will be the transfer agent of the common stock of HOM, has not implemented the exchange of certificates of common stock of HOM for certificates of common stock of Direct. The Company will not instruct the transfer agent to proceed with that exchange until this registration statement on Form 10-SB becomes effective, which will make the information contained herein publicly available. The Company intends to submit to the NASD in the near future an application to have HOM's common stock traded in the over-the-counter market and included on the OTC Bulletin Board. If, for any reason, HOM's common stock is not found eligible for trading on the OTC Bulletin Board, the Company will have to apply for and be accepted and listed in the "pink sheets" in order to have HOM's common stock quoted and traded by broker-dealers. This could severely limit the liquidity of the trading market in HOM's common stock and have an adverse effect on the price of the shares. Even if HOM's common stock is accepted for trading on one of these markets, there can be no assurance that there will be market makers willing to make a market in HOM's common stock, in which case a public market for HOM's common stock would not develop. If a public market for HOM's common stock does develop, there can be no assurance that it will be substantial or sustained.

Limited Access to Qualified Personnel

         To be effective, the Company needs persons with skills necessary to produce the magazine, maintain its website and process and close mortgage loans. It also needs persons with the ability to procure real estate listings and advertisements for the magazine and to secure potential mortgage borrowers. The Company lacks the resources to train personnel, so it needs to find persons with the required experience, understanding, ability and effectiveness. The Company's financial position makes this difficult. The Company has had to lay off the principal employee of Homes and is compensating the principal employee of Direct solely on a commission basis. See COMPANY EMPLOYEES AND OTHER WORKERS. The inability to attract and retain appropriate personnel would have a materially adverse effect upon the Company and its operations.

Legal and Regulatory Risk


         The Company believes it is in compliance with applicable laws and regulations. In our modern society, the laws and regulations, including securities laws and regulations, applicable to the Company's business and operations are extensive and complex. As a start up business with limited personnel and funding, the Company has taken actions without being able to fully ascertain their legal effect and potential conflict with applicable law and regulation. The Company believes that this situation often pertains to minimally funded new businesses that are in the position of the Company. As a result, actions taken by the Company could subject it to regulatory review and challenge, and involve it in legal or administrative proceedings, that could have a material adverse affect on the Company. To the best of the Company's knowledge, no regulatory review of the activities of the Company, and no legal or administrative proceedings, have been initiated or threatened.

Trading Account

         Homes recently has opened a trading account. There is no assurance that the trading account will be profitable. See BUSINESS OF HOMES BY OWNERS, INC.

Risk Factors and Cautionary Statements

         This Registration Statement contains forward-looking statements and cautionary words such as "may," "will," "expect," "anticipate," "estimate" and "intend." Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

Item 2. Management's Discussion and Analysis

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-SB.

         The Company's financial position is not good. It has never earned a profit, has incurred a substantial retained deficit and does not believe that it has immediate access to material additional capital. See DESCRIPTION OF BUSINESS
- BUSINESS OF HOMES and - BUSINESS OF DIRECT. Revenues of the magazine, HOMES BY OWNERS, will need to improve substantially and/or the number of mortgage closings will need to increase substantially for the Company to survive in its present form. The Company has reduced its annual expenses an estimated $40,000 a year since December 2000, (i) by moving to smaller and less expensive premises and (ii) by arranging for the employee who handled the production of HOMES BY OWNERS to become a consultant to the Company, with some of his previous functions assumed by other Company personnel. These expense reductions, however, would not eliminate the Company's current operating deficits. Although there has been a recent increase in customer interest in mortgage financings, believed to be a result of declining interest rates, there can be no assurance that the Company can survive with its present operations. The Company, therefore, is seeking a merger or other business combination or strategic alliance with a stronger partner that would be attracted by the business potential and/or the business structure of the Company, including its situation as an entity whose common stock will be registered under Section 12(g) of the Securities Exchange Act of 1934 when and if this Form 10-SB becomes effective.

RESULTS OF OPERATIONS

         o Quarter ended December 31, 2000 compared with Quarter ended December 31, 1999.

         Revenue increased $5,475 from $11,122 to $16,597, or 49.2%, as a result of income from HOMES BY OWNERS, which was not published in the 1999 quarter, offset by a decrease in the number of mortgage financings closed.

         The operating loss increased $22,635 from $35,618 to $52,778, or 63.5%, as a result of increases (none exceeding $6,000) in travel; salaries, commissions and benefits; magazine printing; utilities and telephone; advertising; depreciation; other; rent, and magazine printing.. These were partially offset by decreases in office expense and rent and the increase in revenues. See FINANCIAL STATEMENTS - CONSOLIDATED STATEMENTS OF OPERATIONS. Many of these changes were the result of the start up of the magazine, HOMES BY OWNERS, the development of the website for Homes and the promotion of Home's business, offset by the contraction in Direct's business. Because of the transitional nature of the Company's business from the December quarter 1999 to the December quarter 2000 and the short periods involved, only limited significance should be given to these changes in quarterly results.

         o Year ended September 30, 2000 compared with Year ended September 30, 1999:

         Revenues decreased $17,483 from $78,808 to $61,325, or 22.2%, primarily as a result of a substantial decrease in the number of mortgage financings closed. The decrease of $43,647 of mortgage revenues was partially offset by revenues of $26,164 from the magazine, HOMES BY OWNERS, and its associated website.

         The operating loss increased $305,186 from $86,680 to $392,046, or 352.0%, the loss of the mortgage operations of Direct increasing $84,030 from $86,680 to $170,710, or 96.9%, and the real estate advertising business of Homes losing $221,336 for the year ended September 30, 2000, it not having been in business during the year ended September 30, 1999. Depreciation increased $8,061 from $4,010 to $12,071, or 201.0%, as a result of the acquisition of assets by Homes, which was partially offset by a reduction in assets held by Direct to be depreciated. Capital additions increased $37,017 from $10,099 to $47,116, or 366.5%, principally as a result of the creation of the website, resulting in capital additions for Homes in the amount of $45,116, in the year ended September 30, 2000, which was partially offset by a reduction in the capital additions by Direct from $10,099 to $1,559. Property and equipment, net, increased $35,045 from $10,956 to $46,001, or 319.9%, almost entirely as a result of the assets acquired by Homes in the year ended September 30, 2000.

         Expenses increased $273,863 from $165,488 to $453,371 or 165.5%. The largest portion of this increase resulted from advertising expenses, which increased $119,887 from $11,617 to $131,504, or 1,031.2%. This increase resulted primarily from the costs of national radio advertising seeking interest from realtors and others outside the Augusta/Aiken metropolitan area to implement under the Company's supervision, the approach of the Company in combining the magazine, a website, realtor participation and a mortgage company. This advertising program was funded by the issuance of 240,000 shares of Direct common stock (now HOM common stock) valued at $0.50 per share (at least twice the amount at which most other shares of Direct or HOM common stock have been issued) for radio time priced at standard rates.

         The second largest increase was in professional expenses, which increased $76,541 from $2,025 to $78,566, or 3,779.8%. Additional legal costs represented the largest portion of the increase. These legal costs related to changes in the organizational structure of the Company, the incorporation of new entities to facilitate those changes, review and completion of the corporate records of the companies constituting the Company and attention to various transactions undertaken and contemplated. In addition, the preparation of business plans and their revision represented new expenditures, and bookkeeping and accounting fees increased to some extent. Legal fees are anticipated to continue at substantial levels in view of the filing of this Form 10-SB effecting registration of HOM's common stock and the resulting legal and accounting costs of compliance with securities laws and the rules and regulations thereunder. In particular the necessity of making periodic filings and compliance with applicable proxy rules in connection with stockholder action may involve substantial costs.

         Magazine printing expenses, $19,269 in 2000, were non-existent in 1999 because production of the magazine commenced in December 1999 during the 2000 fiscal year.

         Salaries and commissions increased $19,230 from $77,039 to $96,048, or 25.0%, principally due to the commencement of operations by Homes.

         Rental expenses, including electricity and the telephone system, increased $17,226 from $9,986 to $27,202 or 172.5%. The Company rented additional office space in February 2000, resulting in an increase of rent from $1,200 to $1,850 per month. When the Company's lease expired at the end of February 2001, the Company relocated to space renting for $800 per month, or $9,600 per year, in the same office complex where it was located. Rent in the new space includes electricity and garbage removal.

         Website maintenance of $14,550 in 2000 was non-existent in 1999 because the website was not established until 2000.

         Telephone and utilities expenses increased $8,942, from $9,660 to $18,602, or 92.6%, because of the communication costs associated with Homes, which was organized in fiscal 2000. These expenses were partially offset by a reduction in the telephone expenses of Direct.

         Depreciation and amortization increased $8,061, from $4,010 to $12,071, or 201.0%, principally as a result of additional assets acquired by the Company during 1999 and 2000, so that the assets to be depreciated were substantially greater in 2000 than in 1999.

         Travel expenses increased $7,280 from $688 to $7,968, or 1,058.1%, as a result of the substantially increased travel by Company personnel and consultants in 2000 as compared with 1999.

         Miscellaneous expenses increased $2,635 from $4,832 to $7,467, or 54.5%, as a result of the increased activities of Homes, partially offset by the decreased activities of Direct.

         Office expenses declined $(5,507) from $45,631 to $40,124, or 12.1%, largely as a result of decreased operations of Direct partially offset by the increased operations of Homes.

         Interest expense increased $1,081 from $912 to $1,993, or 118.5%, as a result of increased borrowing in 2000.

NET OPERATING LOSS CARRYFORWARDS FOR TAX PURPOSES

         The Company has net operating loss carryforwards as at September 30, 2000 totaling $149,805 that may be offset against future taxable income until 2018, 2019 and 2020. In view of the losses sustained in the quarter ended December 31, 2000, the net operating loss carryforwards will have increased as of that date. This amount, together with $8,826 relating to intangible assets and $909 relating to property and equipment resulting from differences in reporting for income tax and financial statement purposes, or a total of $159,540 as of September 30, 2000, are assets of the Company that may be used against future taxable income. For financial statement purposes, a valuation allowance of $159,540, or 100%, has been taken against those assets as of September 30, 2000. In effect, a larger valuation reserve is being taken against the larger amount of such assets as of December 31, 2000. See NOTE 5 - INCOME TAXES of the CONSOLIDATED FINANCIAL STATEMENT set forth in Part F/S of this Form 10-SB. There can be no assurance that these deferred tax assets can ever be used. A deferred tax asset can be used only if there is future taxable income, as to which there can be no assurance in the case of the Company. The deferred tax asset, therefore, is not reflected as an asset of any value in HOM's Consolidated Balance Sheet as of September 30, 2000 or December 31, 2000, but it nevertheless is a valuable asset that can be utilized if the Company becomes profitable.

Item 3. Description of Property

         The Company leases its premises at 4210 Columbia Road, Suite 10C, Martinez, Georgia for an annual rental of $9,600, including electricity and garbage removal. The Company does not otherwise own, lease or invest in real property, although it may do so in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best of the Company's knowledge, as of April 3, 2001 with respect to each person known by the Company to own beneficially (as such term is defined in Item 403 of Regulation S-B under the Securities Exchange Act of 1934) more than 5% of the outstanding HOM common stock, each director, each executive officer and all directors and officers as a group.


                                              Amount and Nature of
Name and Address of Beneficial Owner (1)      Beneficial Ownership      Percent of Class (2)
----------------------------------------      --------------------      --------------------
Robert S. Wilson*                                  728,104(3)                   22.0%
4210 Columbia Road, Suite 10C
Martinez, GA 30907

Bryce N. Batzer**                                  668,792(4)                   20.2%
629 Southwest 6th Street, Apt. 31
Pompano Beach, FL 33060

Carmine Cacciavillani                              350,000                      10.6%
25 Fairfield Road
Clifton, NJ 07013

David R. Baker                                     292,279(5)                   8.8%
One Independence Plaza, Suite 322
Birmingham, AL 35209

B. Michael Pisani                                  280,940                      8.5%
44 Lake Road
Short Hills, N.J.  07078

All directors and executive officers as a        1,394,836                      42.2%
group

------------------
         *   Director and executive officer
         ** Director

(1) Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole investment and voting power over the shares indicated above.

(2) Based upon 3,304,667 shares of common stock outstanding on February 8, 2001.

(3) Includes 13,100 shares registered in the name of Judith C. Wilson, Mr. Wilson's wife; 88,000 shares registered in the name of Bradley C. Wilson; 40,290 shares registered in the name of Jeffrey R. Wilson and 40,000 shares registered in the name of Keith M. Wilson, Mr. Wilson's sons, and 2,000 shares registered in the name of Keith M. Wilson, custodian for Brett M. Wilson, Mr. Wilson's grandson. Mr. Wilson disclaims beneficial ownership of, and has no investment or voting power in, any of these shares.

(4) Includes 100,000 shares registered in the name of David B. Batzer and Florence M. Batzer, joint tenants, and 30,000 shares registered in the name of Ken Batzer, David B. and Ken Batzer being Mr. Batzer's sons, as to which Mr. Batzer disclaims beneficial ownership or any investment or voting power, and 3,201 shares registered in the name of Bryce N. Batzer, trustee under the Norma
M. Batzer Exemption Trust, for the benefit of Mr. Batzer's children, as to which he disclaims beneficial interest.

(5) Includes 92,279 shares registered in the name of Baker, Johnston & Wilson LLP and beneficially owned by BJW Investments, LLC, which is wholly-owned by Baker, Johnston & Wilson LLP, of which Mr. Baker is a partner. BJW Investments, LLC has investment and voting power over such shares, which Mr. Baker, with his partners, jointly direct. Mr. Baker's partners have majority power in effecting such directions. Mr. Baker has a proportional beneficial interest in such 92,279 shares, which is not fully determined but will not exceed 50%.

Item 5. Directors, Executive Officers, Promoters and Control Persons

EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company are as follows:

                Name                Age                    Position
                ----                ---                    --------
          Robert S. Wilson          77        Chairman of the Board of Directors
                                                  and Chief Executive Officer

           Bryce N. Batzer          79                     Director

         No arrangements have been made, including nominations, for any other person to become a director of the Company, although management would be receptive to additional, appropriate directors, which management believes would strengthen the Company. All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one-year terms. The Company does not know of any agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company is reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors, although no such committees have been established. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

         None of the officers or directors of the Company is currently an officer or director of a company required to file reports with the Securities and Exchange Commission, which the Company will be required to do when the registration on this Form 10-SB becomes effective.

         The business experience of each of the persons listed above during the past five years is as follows:

         Robert S. Wilson has been Chairman of the Board and Chief Executive Officer of HOM since its incorporation in July 2000, has been a director and Chairman of the Board of Direct since September 30, 1998, becoming Chief Executive Officer on July 31, 2000 following the resignation of the then President of Direct, and has been Chairman of the Board and Chief Executive Officer of Homes from April 22, 2000, having been the director of Homes from its incorporation in December 1999. Mr. Wilson was Chairman of Apple Homes Corporation, the former parent of Direct, from 1993 until his resignation on June 30, 1999. Prior thereto, he was, for many years, a stockbroker.

         Bryce N. Batzer retired as president of Plastiline, Incorporated, a manufacturer of plastic pipefittings and valves, in 1977 and now manages his personal investments. He was a director, a member of the executive committee and chairman of the loan committee of Florida Coast Banks, Incorporated from 1962 to 1988. He has been a director and corporate secretary of American Mining Products, Inc., Pompano Beach, Florida, a manufacturer of marine windshields, windows and doors, for 15 years. He also has been managing partner of Energy Conversion Associates, which owns and operates a warehouse complex in Pompano Beach, for 22 years; of Delray Associates Ltd, which owns a 99 year ground lease under the recreation area of a 256 unit condominium located in Delray Beach, Florida, for 20 years, and of the 57th Avenue Group, which owns a restaurant building leased to Miami Sub Corp., located in Pompano Beach, Florida, for 15 years.

         Robert S. Wilson may be deemed to be a promoter of the Corporation. See
Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PROMOTER. Robert S. Wilson and Bryce N. Batzer may be deemed the controlling persons of the Company in view of their positions as directors and the largest stockholders of the Company.

Item 6. Executive Compensation

         As of September 30, 2000, no employee of the Company has earned in excess of $50,000 per annum.

         Robert S. Wilson, Chairman and CEO of HOM, currently the only executive officer of the Company, received minimal compensation in cash and common stock of Direct, which has become common stock of HOM, or common stock of HOM, as set forth in the following table. If future business conditions warrant, it is anticipated that Mr. Wilson would receive more substantial cash or other compensation.

         The following table sets forth all compensation paid by the Company for services rendered to the Company for the fiscal years ended September 30, 2000 and 1999 to the persons indicated. No compensation was paid by the Company to either person for the year ended September 30, 1998.

                           Summary Compensation Table
                                                                                         All Other
Name and Principal Position      Year    Cash Compensation   Stock Compensation (1)    Compensation
------------------ --------      ----    -----------------   ----------------------    ------------
        Karen Stein              2000          $7,685              $2,875(2)               $-0-
    President and C.E.O.         1999          33,162                 -0-                   -0-
  Direct Lending, Inc. (3)

      Robert S. Wilson           2000          $5,192                 $-0-                 $-0-
    Chairman and C.E.O.          1999           -0-                 $11,911                 -0-
    HOM Corporation (4)

---------------
(1) Stock issuances and common stock of Direct until July 5, 2000, when the merger of Direct into a subsidiary of HOM was effective and HOM became the investor owned company.

(2) The stock compensation shown for Karen Stein in 2000 consisted of 11,500 shares of Direct common stock valued at $0.25 per share. These share have been purchased by Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at the valuation price.

(3) Karen Stein was the President and Chief Executive Officer of Direct, which was then the investor owned company, from September 30, 1998 until her resignation effective July 31, 2000.

(4) Robert S. Wilson has been Chairman and Chief Executive Officer of HOM since its Consent of Directors of HOM Corporation in lieu of a first meeting of directors, effective June 16, 2000. HOM became the investor owned company, with Direct as a subsidiary, when Direct merged with a subsidiary of HOM effective July 5, 2000.

         The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's C.E.O. The Company believes that the value of such noncash benefits and compensation paid during the periods presented did not exceed the lesser of $50,000 or 10% of the cash compensation reported for them.

EMPLOYMENT AGREEMENTS

         As of the date thereof, the Company has not entered into any employment contracts with any of its employees, officers or directors. The Company has not had a bonus, profit sharing, stock option, or other compensation or deferred compensation plan for the benefit of its employees, officers or directors.

Item 7. Certain Relationships and Related Transactions

PARTICULAR TRANSACTIONS

         There have been no transactions during the last two years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, or any member of any such individuals' immediate family, as to which the amount involved in the transaction or a series of similar transactions exceeded $60,000, except as set forth below.

FISCAL YEAR ENDED SEPTEMBER 30, 1999

         Initial Spin Off of common stock of Direct to stockholders of Apple Homes, Inc. included the following recipients:

              Individual                    Number of Shares of Direct Received        Value*
              ----------                    -----------------------------------        ------
Robert S. Wilson                                          17,445                       $1,745

Judith C. Wilson, wife of Robert S. Wilson                 5,100                          510

Jeffrey R. Wilson, son of Robert S. Wilson                   290                           29

Bryce N. Batzer,                                           9,977                          998

Bryce N.  Batzer, as Trustee for his                       3,201                          320
children

B. Michael Pisani                                            940                           94

         * Valued at $0.10 per share, this price at which shares of Direct were sold following the spin off.

Sale of common stock of Direct at $0.10 per share:


Individual                               Number of Shares of Direct Received          Value
----------                               -----------------------------------          -----
Robert S. Wilson                                        100,000                       $10,000

Bryce N. Batzer                                         250,000                        25,000

David B. and Florence M. Batzer, son and
daughter-in-law of Bryce N. Batzer                      100,000                        10,000

Ken Batzer, son of Bryce N. Batzer                       30,000                         3,000

Subsequent sale of or, if indicated, compensation for services or expenses by, common stock of Direct:


              Individual            Number of Shares of Direct          Value
              ----------            --------------------------          -----
Robert S. Wilson                               120,000                 $30,000

B. Michael Pisani                               40,000                  10,000

BJW Investments, LLC (1)                         6,876                   1,719

---------------
(1) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. Baker is a partner, for legal services and charges.

FISCAL YEAR ENDED SEPTEMBER 30, 2000

         Sale of or, if indicated, compensation for services or expenses by, sale of common stock of Direct or HOM after the merger of Direct into a subsidiary of HOM, except as indicated:

              Individual                 Number of Shares of Direct or HOM      Value
              ----------                 ---------------------------------      -----
Robert S. Wilson                                        302,000(1)              $75,500

Bradley C. Wilson, son of Robert S.                      48,000                  12,000
Wilson

Keith M. Wilson f/b/o Brett M. Wilson,                    2,000                     500
grandson of Robert S. Wilson (for
services)

Judith C. Wilson, wife of Robert S.                       8,000                   2,000
Wilson (for services)

Bryce N. Batzer                                         155,494(2)               38,878

B. Michael Pisani                                       240,000(3)              120,000

Carmine Cacciavillani                                   225,000(4)               56,250

David R. Baker                                          200,000                  50,000

BJW Investments, LLC(5)                                  35,413                   8,853

-----------------
(1) 2,000 shares of HOM common stock were issued for $500 prior to the merger of Direct into a subsidiary of HOM to enable HOM to commence business and includes $5,000 for reimbursement of expenses, and $3,000 for guaranteeing a bank loan to the Company of $20,000.

(2) 2,486 of these shares were issued for expenses reimbursement of $617.

(3) Issued at $0.50 a share for advertising services.

(4) Represents compensation for establishing and maintaining the Homes website.

(5) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. baker is a partner, for legal services and charges. In addition Baker, Johnston & Wilson LLP received cash payment of $10,532 for legal services to, and charges for, the Company.

PERIOD FROM OCTOBER 1, 2000 APRIL 3, 2001

         Sale of, or, if indicated, compensation for services or expenses by, common stock of HOM:

              Individual        Number of Shares of HOM Received       Value
              ----------        --------------------------------       -----
Robert S. Wilson                              112,000                 $28,000(1)
Bryce N. Batzer                               120,000(2)               30,000
Carmine Cacciavillani                         125,000                  31,250
BJW Investments, LLC (3)                       50,000                  12,500


(1) Represents $10,000 cash and $18,000 for conversion of previous advances to the Company.

(2) Represents compensation for maintaining the Homes' website.

(3) Subsidiary of Baker, Johnston & Wilson LLP, of which David R. Baker is a partner, for legal services and charges. In addition, Baker, Johnston & Wilson LLP received $2,000 in reimbursement of charges of that firm.

Parents
-------

         HOM has no parents. Robert S. Wilson and Bryce N. Batzer may be considered controlling persons. See Item 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS. Robert S. Wilson may be deemed to be a promoter of the Company in view of his role in arranging the spin off of the common stock of Direct by Apple Homes, Inc., and Robert S. Wilson and Bryce N. Batzer may be deemed the controlling persons of the Company in view of their positions as directors and the largest stockholders of the Company. In connection with the spin off of one share of the common stock of Direct for each 10 shares of common stock of Apple Homes, Inc., Robert S. Wilson received no compensation or other payments related thereto, although, as a stockholder of Apple Homes, Inc. he received 17,445, and members of his immediate family received 5,390, shares of the common stock of Direct.

Item 8. Description of Securities

COMMON STOCK

         HOM is authorized to issue 50,000,000 shares of common stock, of which 3,304,667 shares are issued and outstanding as of February 8, 2001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

TRANSFER AGENT

         The Company has designated OTC Corporate Transfer Service Co., 9 Field Avenue, Hicksville, New York 11801, as its transfer agent.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock. The preferred stock may be issued in various series and may have preference as to dividends and as to assets in the liquidation of the Company. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Unless established by the Board of Directors, the holders of preferred stock have no cumulative voting rights.

         The Company does not have any provisions in its charter or By-Laws that would delay, defer or prevent a change in control.

                                     PART II

Item 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

         There is no public market for HOM's common stock. In connection with the registration of HOM's common stock pursuant to this Registration Statement on Form 10-SB, the Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

         The ability of an individual shareholder to trade his or her shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. The Company has no present plans to register its securities in any particular state. Further, it is probable that the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to specified exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of April 3, 2001, there were approximately 90 holders of record of HOM's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

         As of April 3, 2001, HOM has issued and outstanding 3,304,667 shares of common stock. Of this total, 3,095,496 shares are deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

         Of HOM's total outstanding shares, approximately 209,171 shares may be sold, transferred or otherwise traded in the public market without restriction, should a trading market be established, unless held by an affiliate or controlling shareholder of the Company. Of the 209,171 shares, 35,423 shares have been identified as being held by affiliates.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the

Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

DIVIDEND POLICY

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings, if any, to finance its operations.

Item 2. Legal Proceedings

         There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such action against the Company is contemplated or threatened.

Item 3. Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

         During the past three years, the Company has issued shares of the common stock of Direct and of HOM, the only securities issued externally by the Company, the shares of Direct being issued while it was investor owned and the shares of HOM (except for an initial issuance of 2,000 shares in connection with its organization) being issued following the change of organization of the Company. This change was a restructure of the Company and did not affect the proportional ownership of the stockholders of Direct in the Company, who continued to have the same interests in the business, assets and operations of the Company after the restructure as before through a corporation with identical powers as previously.

         References to investments are to cash investments, unless otherwise stated.

         (a) On April 12, 1999, all the outstanding 209,171 shares of the common stock of Direct, a wholly-owned subsidiary of Apple homes, Inc. ("Apple"), were spun off to the 60 different stockholders of record of Apple, including current directors and substantial stockholders of HOM (see Item 7, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - FISCAL YEAR ENDED SEPTEMBER 30, 1999) on the basis of 1 share of Direct common stock for each 10 shares of Apple common stock. No consideration was given by any of the stockholders of Apple Homes, Inc. for the shares of common stock of Direct, and no commission or other consideration was paid to any person relating to such spin off. The aggregate investment of each stockholder of Apple was unchanged by the spin off, and Apple obtained no indirect benefit since its entire stockholding of Direct was spun off. As a result there was no "sale" of the Direct common stock, so that registration of the spin off was not required under Section 5 of the Securities Act of 1933 ("Securities Act").

         No public market has developed for the shares of Direct common stock or the stock of its successor, HOM. The Company has determined that it is appropriate and desirable to discourage transfer of such spun off shares (and any other common stock of HOM) until general availability of the information contained in a registration statement registering the common stock of HOM under the Securities Exchange Act of 1934, such as the registration sought by this Form 10-SB. In this regard, no certificates for shares of HOM common stock issuable in exchange for Direct common stock have been issued following the reorganization of the Company. A copy of this Form 10-SB/A will be sent to each stockholder of the Company promptly following its effectiveness.

         (b) On April 22, 1999, 810,000 shares of Direct common stock were issued to 16 investors for $0.10 a share, or a total of $81,000. Seven of the investors, who purchased an aggregate of 580,000 shares, were already stockholders, including Robert S. Wilson, Chairman of Direct, who purchased 100,000 shares, and Bryce N. Batzer, a director of Direct, who purchased 250,000 shares, and Karen Stein, then the President of Direct, who purchased 20,000 of such shares, for a total of 600,000 of such shares out of the 810,000 shares then purchased. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (c) On May 3, 1999, 60,000 shares of Direct common stock were issued to two investors at $0.10 a share, or a total of $6,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (d) On May 5, 1999, 3,000 shares were issued at $.50 a share, or $1,500, to the transfer agent for the Company in payment of fees. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (e) On May 12, 1999, 30,000 shares of Direct common stock were issued to Ken Batzer, the son of Bryce N. Batzer, a director of Direct, at $.10 a share, for an investment of $3,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (f) On June 6, 1999, 40,000 shares of Direct common stock were issued to B. Michael Pisani, now a holder of more than 5% of the Company's common stock for $10,000, and 8,000 shares were issued to Robert S. Wilson, Chairman of Direct, for expense reimbursements, for $2,000, or a total of 48,000 shares then issued at $.25 a share for services and expenses aggregating $12,000. This issuance was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof as a transaction not involving any public offering.

         (g) On August 14, 1999, 112,000 shares of Direct common stock were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share, or a total of $28,000, $25,000 being for expense reimbursement and $3,000 being for cash; 6,876 shares were issued to Baker, Johnston & Wilson LLP of which David R. Baker, now owning more than 5% of the Company, is a partner, at $0.25 a share for legal services and charges in the amount of $1,719, and 125,000 shares were issued to Donald N. Jowers, Jr. and 125,000 shares were issued to Suzanne H. Butler, at $.25 a share for an agreed aggregate value of $62,500 in connection with a proposed business arrangement with them. The business arrangement did not proceed. The 125,000 shares issued to Suzanne H. Butler have been returned, and the Company is seeking the return of the 125,000 shares issued to Donald N. Jowers, Jr. The issuance of this total of 368,876 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (h) On October 5, 1999, 2,450 shares of Direct were issued to Karen Stein, President and Chief Executive Officer of Direct, at $.25 a share for services in the amount of $613; 56,000 shares were issued to Robert S. Wilson, chairman of Direct, at $.25 per share, or $14,000; 240,000 shares were issued to
D. Michael Pisani, a 5% holder of the common stock of the Company, at $.50 per share, or $120,000, for radio advertising for the Company, and 125,000 shares were issued to Carmine Cacciavillani at $.16 per share, or $20,000, for establishing the website for Homes. This total of 423,450 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (i) On December 6, 1999, 10,748 shares of Direct common stock were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, now owning more than 5% of the common stock of the Company, is a partner, at $.25 per share for legal services and charges in the amount of $2,687; 100,000 shares were issued to Bryce N. Batzer, a director of Direct, at $.25 a share for an investment of $25,000; 2,000 shares were issued to Keith M. Wilson, the son of Robert S. Wilson, the Chairman of Direct, at $.25 a share for services in the amount of $500; 44,000 shares were issued to Robert S. Wilson, Chairman of Direct at $.25 a share for services in the amount of $11,000; 8,000 shares were issued to Robert S. Wilson at $.25 a shares for an investment of $2,000; 8,000 shares were issued to Judith C. Wilson, wife of Robert S. Wilson, at $.25 a share for services in the amount of $2,000, and 1,500 shares were issued to Karen Stein, President and Chief Executive Officer of Direct at $.25 a share for services in the amount of $375. This total of 174,248 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (j) On March 15, 2000, 4,286 shares of Direct common stock were issued to Bryce N. Batzer, a director of Direct, at $.25 a share for services in the amount of $1,072; 200,000 shares were issued to David R. Baker, a holder of more than 5% of the common stock of the Company and a partner in legal counsel to the Company, at $.25 a share for an investment of $50,000; 48,000 shares were issued to Bradley C. Wilson, son of Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $12,000, and 7,350 shares were issued to Karen Stein, President and Chief Executive Officer of Direct at $.25 a share for services in the amount of $1,838. This total of 279,636 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (k) On April 4, 2000, 10,000 shares of the common stock of Direct were issued at $.25 a share, or an aggregate of $2,500, to a consultant who prepared a business plan for the Company, 40,000 shares were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $8,000 and services of $2,000; 48,740 shares were issued to Bryce N. Batzer, a director of the Company, at $.25 a share in payment of a loan of $10,000 plus interest, and 20,000 shares were issued to an investor at $.25 a share, for an investment of $5,000. This total of 118,740 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (l) On April 28, 2000, 20,000 shares of Direct common stock were issued to an investor at $.25 a share, or $5,000, and 8,000 shares were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $2,000. This total of 28,000 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (m) On May 15, 2000, 24,655 shares of the common stock of Direct were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, a holder of more than 5% of the common stock of the Company, is a partner, at $.25 a share for legal fees and charges of $6,164; 60,000 shares were issued to an investor at $.25 a share for an investment of $15,000, and 100,000 shares were issued to Carmine Cacciavillani, a holder of more than 5% of the common stock of the Company, at $.16 a share for services in the establishment and maintenance of a website for the Company in the amount of $16,000. This total of 184,655 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (n) On June 14, 2000, 20,000 shares of Direct common stock were issued to Robert S. Wilson, Chairman of Direct, at $.25 a share for an investment of $5,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (o) On June 16, 2000, 2,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, at $.25 a share for his previous investment to provide minimum initial capitalization of $500 for HOM at the time of its formation, and 2,632,776 shares, the number of then outstanding shares of Direct, were contributed to a subsidiary of HOM to enable the reorganization of the Company to be effective. This total of 2,634,776 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (p) On July 5, 2000, the reorganization of the Company was effective, so that the holders of the 2,632,776 outstanding shares of Direct common stock automatically became holders of 2,632,776 shares of HOM Corporation, with the same investment in the business and operations of the Company which continued to have the same rights and powers to act for the benefit of its shareholders but with what management believes to be a more satisfactory internal structure.

There was no material investment decision required of the stockholders of Direct concerning the reorganization of the Company, and none was generally sought, action having been taken by management of the Company and holders of a majority of the Direct common stock, the stockholders having notified of the action taken.

The stockholders continued to have the same investment in the business and operations of the Company through a Georgia corporation with identical powers. The result was an internal reorganization of the Company without the significant change contemplated by Rule 145 under the Securities Act. (Exactly the same ultimate result of a holding company with two subsidiaries, all with identical powers, could have been attained by incorporating a subsidiary of Direct and transferring Direct's assets and business to the subsidiary, except that the necessity (and possibly delay) of obtaining new licenses for the mortgage business of the subsidiary, although ultimately reaching the present structure of the Company, would only have resulted in business inefficiency and business expense to the shareholders of the Company.) Thus, there was no "sale" to be recognized requiring registration under the Securities Act.

         In this regard the only record transfers of HOM common stock effected since the reorganization of the Company have been three transfers on the transfer books of Direct from Deposit Trust Company, aggregating 410 shares, into individual stockholder names, with no evident change of beneficial ownership. No transfer of HOM common stock will be recognized by the Company until the effectiveness of this registration statement on Form 10-SB and the distribution of the information herein. Thus subsequent holders of HOM common stock will have the information required by the securities laws and present holders will have information needed to enable them to enforce any rights they may have.

         (q) Effective September 30, 2000, 124,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and CEO of HOM, at $.25 a share for expenses paid in the amount of $31,000; 2,468 shares were issued to Bryce N. Batzer, a Director of HOM, at $.25 a share for expenses incurred in the amount of $617; 3,423 shares were issued to the employees of the Company at $.25 a share for commissions and wages in the aggregate amount of $856, and 12,000 shares were issued to an unaffiliated business at $.25 a share for the production of a business plan for $3,000. This total of 141,891 shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (r) Effective October 24, 2000, 100,000 shares of HOM common stock were issued to an investor at $.25 a share for an investment of $25,000. This issuance was exempt from registration under the Securities Act pursuant to
Section 4(2) thereof as a transaction not involving any public offering.

         (s) Effective November 22, 2000, 13,000 shares of HOM common stock were issued to Cherry, Bekaert & Holland at $.25 a share for past and future consulting services in the amount of $3,250. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (t) Effective December 15, 2000, 50,000 shares of HOM common stock were issued to Baker, Johnston & Wilson LLP, of which David R. Baker, who holds more than 5% of the outstanding common stock of the Company, is a partner, at $.25 a share for legal services and charges in the amount of $12,500. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (u) Effective January 2, 2001, 20,000 shares of HOM common stock were issued to Bryce N. Batzer, a Director of HOM, at $.25 a share for an investment of $5,000. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (v) On January 31, 40,000 shares were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, for an investment of $10,000, and 125,000 shares were issued to Carmine Cacciavillani, a substantial stockholder of the Company, for work on Homes' website and its maintenance, all on the basis of $.25 a share. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

         (w) On February 6, 2001, 100,000 shares of HOM common stock were issued to Bryce N. Batzer, a Director of HOM, for an investment of $25,000; 72,000 shares of HOM common stock were issued to Robert S. Wilson, Chairman and Chief Executive Officer of HOM, for an investment through conversion of advances to the Company of $18,000, and 8,000 shares were issued to an investor for an investment of $2,000, all on the basis of $.25 a share. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a transaction not involving any public offering.

Item 5.   Indemnification of Directors and Officers

         As permitted by the provisions of the Georgia Business Corporation Code ("Georgia Code"), the Company has the power to indemnify an individual made a party to a proceeding because such individual is or was a director or officer of the Corporation against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, if acting in the individual's official capacity, or, in other cases, not opposed to, the best interests of the Company and, in a criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with a proceeding by or in the right of the Company. The Company must indemnify a director or officer who is successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which the person is a party because he or she is or was a director or officer of the Company, against reasonable expenses incurred by the director or officer in connection with the proceeding or claim with respect to which he or she has been successful. Under the Georgia Code, the Company may pay for, or reimburse, reasonable expenses incurred by a director or officer of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that his or her conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and undertakes to repay the advance if it is ultimately determined that the director or officer did not meet such standard of conduct.

         The Company's By-Laws obligate it to indemnify its director or officers against any loss or damage sustained when acting in good faith in the performance of their corporate duties to the fullest extent permitted by law, including advancing or reimbursing expenses.

         Also pursuant to the Georgia Code, the Company has set forth in its articles of incorporation, a provision eliminating or limiting, in specified circumstances, liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director. This provision does not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions which involve international misconduct or a knowing violation of law, (iii) for acts of the types set forth in Section 14-2-832 of the Georgia Code, which relates to improper distribution by the Company, or (iv) for any transaction from which the director received an improper personal benefit. The Georgia Code also permits a corporation to purchase and maintain insurance on behalf of its directors, officers, employees, or agents against liability asserted against or incurred by them in such capacities or from their status as directors, officers, employees or agents, whether or not the Company would have power to indemnify or advance expenses to them against the same liability. The Company has not purchased any such insurance.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                    PART F/S

         The Company's financial statements as at September 30, 2000 and 1999 and for the year ended September 30, 2000 have been examined to the extent indicated in their report by Elliott, Davis & Company, L.L.P., independent certified public accountants. The other financial statements, as indicated in such report, have not been so examined. These financial statements have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB.

                                 HOM CORPORATION
                                AND SUBSIDIARIES

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS

                        HOM CORPORATION AND SUBSIDIARIES

                                    CONTENTS


                                                                         Page
                                                                      ----------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            1

FINANCIAL STATEMENTS
      Consolidated balance sheets                                             2
      Consolidated statements of operations                                   3
      Consolidated statements of changes in stockholders' equity (deficit)    4
      Consolidated statements of cash flows                                   5
      Notes to the consolidated financial statements                     6 - 11

                         ELLIOTT DAVIS & COMPANY, L.L.P.
                  Certified Public Accountants and Consultants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors
HOM CORPORATION ARID SUBSIDIARIES
Martinez, Georgia


     We have audited the accompanying consolidated balance sheets of HOM CORPORATION AND SUBSIDIARIES, as of September 30, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America, Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Because we were not engaged to audit the consolidated balance sheet as of December 31, 2000 and the consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the three months ended December 31, 2000 and for the year ended September 30, 1999 and the consolidated statements of operations and cash flows for the three months ended December 31, 1999, we did not extend our auditing procedures to enable us to express an opinion on the financial position of HOM CORPORATION AND SUBSIDIARIES as of December 31. 2000 and the results of their operations and cash flows for the three months ended December 31, 2000 and 1999 and for the year ended September 30, 1999. Accordingly, we express no opinion on them.

     In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of HOM CORPORATION AND SUBSIDIARIES as of September 30, 2000 and 1999, and the results of their operations and cash flows for the year ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern, Management's plans regarding those matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of thus uncertainty.


                                            /s/ Elliott, Davis & Company, L.L.P.
Augusta, Georgia
January 9, 2001


             Internationally - Moore Stephens Elliott Davis, L..L.C.

   One 10TH STREET SUITE 460 POST OFFICE BOX 2278 AUGUSTA, GEORGIA 30903-2278

                 TELEPHONE (706) 722-9090 TELEPAX (706) 722-9092


                                       HOM CORPORATION AND SUBSIDIARIES
                                          CONSOLIDATED BALANCE SHEETS
                                                                             DECEMBER 31,           SEPTEMBER 30,
                                                                              ----------      --------------------------
                                                                                 2000            2000            1999
                                                                              ----------      ----------      ----------
                                                                              (UNAUDITED)
                                     ASSETS
CURRENT ASSETS
   Cash                                                                       $   7,031       $     689       $     540
   Accounts receivable                                                              599           1,625               -
   Prepaid expenses                                                               5,553          30,803         147,250
                                                                              ----------      ----------      ----------

     Total current assets                                                        13,183          33,117         147,790


PROPERTY AND EQUIPMENT - NET                                                     42,111          46,001          10,956
                                                                              ----------      ----------      ----------

                                                                              $  55,294       $  79,118       $ 158,746
                                                                              ==========      ==========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Accounts payable and accrued expenses                                      $  28,538       $  43,043       $   6,573
   Deferred revenues                                                              8,086          12,178               -
   Short-term notes payable                                                      23,400          21,401               -
   Stockholder advances                                                               -               -          15,000
   Current portion of long-term debt                                              1,025           1,013           1,948
                                                                              ----------      ----------      ----------

     Total current liabilities                                                   61,049          77,635          23,521

LONG-TERM DEBT                                                                    1,161           1,371          12,479
                                                                              ----------      ----------      ----------

     Total liabilities                                                           62,210          79,006          36,000
                                                                              ----------      ----------      ----------

STOCKHOLDERS' EQUITY (DEFICIT)
Paid in capital - 1,000,000 preferred shares authorized; 0 shares issued and outstanding on December 31, 2000 and September 30, 2000
   and 1999                                                                           -               -               -
Paid in capital - no par common - 50,000,000 shares authorized; issued and outstanding 2,959,667 on December 31, 2000, 2,776,667 on
   September 30, 2000, and 1,563,047 on September 30, 1999                      581,524         535,774         264,369
Accumulated deficit                                                            (588,440)       (535,662)       (141,623)
                                                                              ----------      ----------      ----------

                                                                                 (6,916)            112         122,746
                                                                              ----------      ----------      ----------

                                                                              $  55,294       $  79,118       $ 158,746
                                                                              ==========      ==========      ==========

                             The accompanying notes are an integral part of these
                                      consolidated financial statements.


                        HOM CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                             FOR THE THREE MONTHS ENDED            FOR THE YEARS ENDED
                                                    DECEMBER 31,                      SEPTEMBER 30,
                                          ------------------------------      ------------------------------
                                              2000              1999              2000              1999
                                          ------------      ------------      ------------      ------------
                                           (UNAUDITED)       (UNAUDITED)                         (UNAUDITED)
REVENUES                                  $    16,597       $    11,122       $    61,325       $    78,808

OPERATING EXPENSES
 Advertising                                    4,191                 -           131,504            11,617
 Salaries, commissions and benefits            21,720            16,025            96,048            77,039
 Professional fees                                632             5,253            78,566             2,025
 Office expense                                 6,537            13,138            40,124            45,631
 Rent                                           7,742             5,545            27,202             9,986
 Magazine printing                              2,681             1,925            19,269                 -
 Utilities and telephone                        7,289             2,453            18,602             9,660
 Website maintenance                            4,800                 -            14,550                 -
 Depreciation                                   3,890             1,041            12,071             4,010
 Travel                                         6,043               200             7,968               688
 Other                                          3,208               836             7,467             4,832
                                          ------------      ------------      ------------      ------------

                                               68,733            46,416           453,371           165,488
                                          ------------      ------------      ------------      ------------

  Operating loss                              (52,136)          (35,294)         (392,046)          (86,680)

INTEREST EXPENSE, NET                             642               324             1,993               912
                                          ------------      ------------      ------------      ------------

  Net loss                                $   (52,778)      $   (35,618)      $  (394,039)      $   (87,592)
                                          ============      ============      ============      ============


PER SHARE INFORMATION:
 Basic net loss per common share          $     (0.02)      $     (0.02)      $     (0.17)      $     (0.14)
                                          ============      ============      ============      ============


 Weighted average shares outstanding        2,892,001         1,781,581         2,275,970           630,568
                                          ============      ============      ============      ============

                             The accompanying notes are an integral part of these
                                      consolidated financial statements.


                                       HOM CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                    COMMON STOCK                              TOTAL
                                                             -------------------------                     STOCKHOLDERS'
                                                                             PAID IN      ACCUMULATED        EQUITY
                                                               SHARES        CAPITAL        DEFICIT         (DEFICIT)
                                                             ----------     ----------     ----------      ----------
BALANCE, SEPTEMBER 30, 1998 (UNAUDITED)                        209,171      $     150      $ (54,031)      $ (53,881)

 Common stock issued for cash                                  702,000         78,000              -          78,000
 Common stock issued as repayment for a note payable           250,000         25,000              -          25,000
 Common stock issued for advertising, professional, and
   other services                                              401,876        161,219              -         161,219
 Net loss (unaudited)                                                -              -        (87,592)        (87,592)
                                                             ----------     ----------     ----------      ----------

BALANCE, SEPTEMBER 30, 1999                                  1,563,047        264,369       (141,623)        122,746

 Common stock issued in exchange for professional,
   website design and other services                           570,880        111,220              -         111,220
 Common stock issued for cash                                  530,000        133,000              -         133,000
 Common stock issued as repayment for cash advances            112,740         27,185              -          27,185
 Net loss                                                            -              -       (394,039)       (394,039)
                                                             ----------     ----------     ----------      ----------

BALANCE, SEPTEMBER 30, 2000                                  2,776,667        535,774       (535,662)            112

 Common stock issued as repayment for accounts
   payable                                                      63,000         15,750              -          15,750
 Common stock issued for cash                                  120,000         30,000              -          30,000
 Net loss (unaudited)                                                -              -        (52,778)        (52,778)
                                                             ----------     ----------     ----------      ----------

BALANCE, DECEMBER 31, 2000 (UNAUDITED)                       2,959,667      $ 581,524      $(588,440)      $  (6,916)
                                                             ==========     ==========     ==========      ==========

                             The accompanying notes are an integral part of these
                                      consolidated financial statements.


                                       HOM CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE THREE MONTHS ENDED         FOR THE YEARS ENDED
                                                                       DECEMBER 31,                    SEPTEMBER 30,
                                                                --------------------------      --------------------------
                                                                   2000            1999            2000            1999
                                                                ----------      ----------      ----------      ----------
                                                                (UNAUDITED)    (UNAUDITED)                      (UNAUDITED)
OPERATING ACTIVITIES
   Net loss                                                     $ (52,778)      $ (35,618)      $(394,039)      $ (87,592)
   Adjustments to reconcile net loss to net cash
     used in operating activities
     Depreciation                                                   3,890           1,041          12,071           4,010
     Expenses settled by issuance of common stock                       -          25,525          78,703         161,219
     Changes in deferred and accrued amounts
       Accounts receivable                                          1,026               -          (1,625)              -
       Prepaid expenses                                            25,250         (19,200)        116,447        (147,000)
       Accounts payable and accrued expenses                        1,245           4,773          34,522         (47,425)
       Deferred revenues                                           (4,092)          1,390          12,178               -
                                                                ----------      ----------      ----------      ----------

         Net cash used in operating activities                    (25,459)        (22,089)       (141,743)       (116,788)
                                                                ----------      ----------      ----------      ----------
INVESTING ACTIVITIES
   Purchase of property and equipment                                   -          (3,628)        (10,466)        (10,099)
                                                                ----------      ----------      ----------      ----------
FINANCING ACTIVITIES
   Proceeds from short-term notes payable                           1,999           3,139          21,401          46,130
   Repayment of long-term debt                                       (198)           (510)         (2,043)         (1,703)
   Proceeds from the sale of common stock                          30,000          30,000         133,000          78,000
                                                                ----------      ----------      ----------      ----------

         Net cash provided by financing activities                 31,801          32,629         152,358         122,427
                                                                ----------      ----------      ----------      ----------

         Net increase (decrease) in cash                            6,342           6,912             149          (4,460)

CASH, BEGINNING OF PERIOD                                             689             540             540           5,000
                                                                ----------      ----------      ----------      ----------

CASH, END OF PERIOD                                             $   7,031       $   7,452       $     689       $     540
                                                                ==========      ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid for interest                                       $     465       $      61       $     529       $     276
                                                                ==========      ==========      ==========      ==========
   NONCASH FINANCING ACTVITIES
     Common stock issued in exchange for professional,
        website design, advertising, and other services         $       -       $  62,175       $ 111,220       $ 161,219
                                                                ==========      ==========      ==========      ==========
     Common stock issued as repayment for cash advances         $       -       $  10,000       $  27,185       $       -
                                                                ==========      ==========      ==========      ==========
     Common stock issued as repayment for accounts payable      $  15,750       $       -       $       -       $       -
                                                                ==========      ==========      ==========      ==========
     Common stock issued as repayment for a note payable        $       -       $       -       $       -       $  25,000
                                                                ==========      ==========      ==========      ==========

                             The accompanying notes are an integral part of these
                                      consolidated financial statements.

                        HOM CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES
------------------------------------------------------------------

     BUSINESS ACTIVITIES
         HOM CORPORATION, incorporated May 4, 2000 in the State of Georgia, operates as a holding company for its two wholly owned subsidiaries, Homes By Owners, Inc. ("Homes") and Direct Lending, Inc. ("Direct").

         Homes was incorporated in the State of Georgia in December, 1999 and operates in the real estate market as a advertiser of real estate listed as "for sale by owner" ("FSBO") by publishing a monthly magazine and hosting an Internet web page that serves as a advertising venue for FSBO residential and commercial real estate in the Central Savannah River Area.

         Direct (formerly Southern States Lenders, Inc.) was incorporated in the State of Georgia in January, 1997 and operates as a licensed mortgage broker for various financial institutions and underwriters. Direct works in conjunction with Homes to provide mortgage services in the Central Savannah River Area.

         In October 1998, Direct was acquired by Apple Homes Corporation ("Apple"). In late 1998, Apple spun-off Direct, offering Apple shareholders 1 common share of Direct for each 10 common shares of Apple held. Direct raised additional capital through private placement offerings throughout 1999 and incorporated Homes in December 1999. In May 2000, Direct's president incorporated HOM CORPORATION that, through its wholly owned subsidiary, Augusta Lenders, Inc., acquired a one hundred percent interest in Direct with a reverse merger transaction involving the exchange of stock. Subsequently, Direct transferred ownership of its wholly owned subsidiary, Homes, to HOM CORPORATION.

         HOM CORPORATION, with its subsidiaries, (the "Company") has suffered recurring losses while devoting substantially all of its efforts to raising capital and developing markets for its FSBO advertising and mortgage services. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuing operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company's ability to continue as a going concern is dependent upon its ability to raise sufficient capital to implement its business plan and to generate profits sufficient to become financially viable. Management believes it can continue to raise capital through equity offerings until the Company's operations are profitable. Accordingly, the consolidated financial statements do not include adjustments relating to the recoverability of recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

     PRINCIPLES OF CONSOLIDATION
         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     USE OF ESTIMATES
         The financial statements include estimates and assumptions that affect the Company's financial position, results of operations and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

                                                                     (Continued)

-----------------------------------------------------------------------------

     PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not materially improve or extend the useful lives of the assets are charged to expense as incurred. Assets are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

         Office equipment and furniture                         5-7 years
         Automobiles                                           5-10 years
         Internet web page and software                           3 years

     REVENUE RECOGNITION
         Mortgage origination revenues are recognized at loan closing. Advertising revenues are recognized ratably over the shorter of the agreed upon advertising period or the sale of the advertised real estate, if applicable. Advertising revenues deferred are included in current liabilities.

     INCOME TAXES
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis of assets and liabilities. Deferred tax assets and liabilities represent future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Deferred taxes are adjusted for changes in tax laws and tax rates when those changes are enacted. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     BASIC NET LOSS PER COMMON SHARE
         Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is not presented because there were no potential common shares outstanding at year-end.

     RECENTLY ISSUED ACCOUNTING STANDARDS
         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair market value and recognized in the balance sheet as assets and liabilities. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The two statements are to be adopted concurrently and are effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 133 and SFAS No. 138 will have a material impact on the presentation of the Company's financial results or financial position.

         Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consist of the following:

                                                        SEPTEMBER 30,
                                              ---------------------------------
                                                  2000              1999
                                              ---------------   ---------------

     Internet web page and software           $       36,650    $         -
     Office equipment and furniture                   17,609            12,421
     Automobiles                                       5,279              -
                                              ---------------   ---------------

                                                      59,538            12,421
     Less accumulated depreciation                   (13,537)           (1,465)
                                              ---------------   ---------------

                                              $       46,001    $       10,956
                                              ===============   ===============


NOTE 3 - SHORT-TERM NOTES PAYABLE
---------------------------------

     Short-term notes payable consist of the following:
                                                                                          SEPTEMBER 30,
                                                                                ---------------------------------
                                                                                    2000              1999
                                                                                ---------------   ---------------
     A note payable with a financial institution maturing in July, 2001.
     Interest only payments are due monthly at prime plus 1.0% (10.5% on
     September 30, 2000). The note is guaranteed and is secured by the primary
     residence of the Company's president who is also a significant shareholder.$       20,200    $         -

     A note payable for office equipment, payable in monthly installments of
     principal and interest of $115.  Interest is calculated at 18.0%.                   1,201              -
                                                                                ---------------   ---------------

                                                                                $       21,401    $         -
                                                                                ===============   ===============

NOTE 4 - LONG-TERM NOTES PAYABLE
--------------------------------

     Long-term notes payable consist of the following:
                                                                                          SEPTEMBER 30,
                                                                                ---------------------------------
                                                                                     2000              1999
                                                                                ---------------   ---------------

     A note payable to a significant shareholder for working capital advances,
     due in February 2001 with interest calculated at 10%                       $         -       $       10,000

     A note payable for office equipment, payable in monthly installments of
     principal and interest of $182.  Interest is calculated at 4.0%.                    2,384             4,427
                                                                                ---------------   ---------------

                                                                                         2,384            14,427
     Less current portion                                                               (1,013)           (1,948)
                                                                                ---------------   ---------------

                                                                                $        1,371    $       12,479
                                                                                ===============   ===============

     The Company's long-term debt at September 30, 2000 matures in 2002.

NOTE 5 - INCOME TAXES
---------------------

     Deferred income taxes are primarily the result of reporting depreciation and the accrual of certain expenses differently for income tax purposes and financial reporting purposes and unused operating loss carryforwards that may be applied against future taxable income. The Company has net operating loss carryforwards totaling $149,805 that expire in 2018, 2019, and 2020. The tax effects of temporary differences that give rise to deferred taxes are as follows:

                                                                         SEPTEMBER 30,
                                                               -------------------------------
                                                                     2000           1999
                                                               --------------   --------------
     Deferred tax assets:
     Net operating loss carryforwards                          $     149,805    $      32,167
     Intangible assets                                                 8,826            9,674
     Property and equipment                                              909              294
                                                               --------------   --------------

                                                                     159,540           42,135
     Valuation allowance                                            (159,540)         (42,135)
                                                               --------------   --------------

                                                               $        -       $        -
                                                               ==============   ==============

     The provision (benefit) for income taxes is as follows:
                                                                        SEPTEMBER 30,
                                                               -------------------------------
                                                                    2000             1999
                                                               --------------   --------------
                                                                                  (UNAUDITED)

     Deferred income tax benefit                               $    (117,405)         (24,992)
     Current income tax                                                 -                -
                                                               --------------   --------------

                                                                    (117,405)         (24,992)
     Plus change in valuation allowance                              117,405           24,992
                                                               --------------   --------------

                                                               $        -       $        -
                                                               ==============   ==============

     There were no income taxes due or receivable from the current year's operations, and the Company's reported provision for income taxes differs from the amount computed by applying statutory tax rates to loss before income taxes due to the differences in amounts recorded for income tax purposes and financial reporting purposes. The principal differences relate to expense items or portions of items not deductible, such as meals and entertainment, and amounts deferred for income tax purposes.

NOTE 6 - OPERATING LEASE COMMITMENTS
------------------------------------

     The Company leases office space for $1,850 per month on a renewable year-to-year lease expiring in February 2001.

NOTE 7 - NON-CASH TRANSACTIONS
------------------------------

     During the year ended September 30, 2000 and 1999, the Company issued shares of common stock in exchange for services and as repayment for cash advances from significant shareholders. The non-cash transactions involving stock are summarized in the consolidated statement of changes in stockholders' equity. The value of the shares exchanged in each transaction is based on management's estimate of the value received or an estimated value of the shares exchanged.

                                                                     (Continued)

-----------------------------------------

     The Company also provided advertisements to certain creditors in lieu of cash repayment for the amounts owed to the creditors. The amount due to these creditors at year-end was $1,074 and is included in accounts payable.

NOTE 8 - SEGMENT INFORMATION
----------------------------

     The Company provided services through two industry segments during the year ended September 30, 2000 and one industry segment during the year ended September 30, 1999. The Company's real estate advertising segment, Homes, provided advertising services for FSBO real estate and for businesses during September 30, 2000. And the Company's mortgage segment, Direct, provided mortgage services to individuals and small business as a mortgage broker during the years ended September 30, 2000 and 1999.

     The accompanying financial statements include the following business segment information:

                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                             ---------------------------------
                                                 2000               1999
                                             ---------------   ---------------
                                                                 (UNAUDITED)
     REVENUES:
     Mortgage                                $       35,161    $       78,808
     Real estate advertising                         26,164              -
                                             ---------------   ---------------

                                             $       61,325    $       78,808
                                             ===============   ===============

     OPERATING LOSS:
     Mortgage                                $      170,710    $       86,680
     Real estate advertising                        221,336              -
                                             ---------------   ---------------

                                             $      392,046    $       86,680
                                             ===============   ===============

     DEPRECIATION:
     Mortgage                                $        2,057    $        4,010
     Real estate advertising                         10,014              -
                                             ---------------   ---------------

                                             $       12,071    $        4,010
                                             ===============   ===============

     CAPITAL ADDITIONS:
     Mortgage                                $        1,559    $       10,099
     Real estate advertising                         45,557              -
                                             ---------------   ---------------

                                             $       47,116    $       10,099
                                             ===============   ===============

     PROPERTY AND EQUIPMENT - NET:
     Mortgage                                $       10,458    $       10,956
     Real estate advertising                         35,543              -
                                             ---------------   ---------------

                                             $       46,001    $       10,956
                                             ===============   ===============

NOTE 9 - SUBSEQUENT EVENTS
--------------------------

     Subsequent to September 30, 2000 and through January 2, 2001, the Company issued 120,000 shares of common stock for $30,000 and 63,000 shares of common stock in exchange for services with an estimated value of $15,750.

NOTE 10 - UNAUDITED QUARTERLY INFORMATION
-----------------------------------------

     The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-SB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2001.

                                    PART III


Item 1. Index to Exhibits

The following exhibits are filed with this Registration Statement:


Exhibit No.              Exhibit Name
-----------              ------------
3.1                      Articles of Incorporation of HOM Corporation*
3.2                      By-Laws of HOM Corporation*
4.                       Instrument defining rights of holders (See Exhibit No.
                         3.1, Articles of Incorporation - Article Four)
10.1                     Agreement with B. Michael Pisani *
21.1                     List of Subsidiaries of HOM Corporation*
99.1                     Consent of Elliott, Davis & Company, L.L.P.*
99.2                     Consent of Elliott, Davis & Company, L.L.P

* Incorporated by reference to the exhibit as filed with Form 10-SB of HOM Corporation, filed with the Commission on February 9, 2001.

Item 2. Description of Exhibits

         See Item 1 above.


                                   SIGNATURES

            In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HOM Corporation
                                             (Registrant)


Date: April 5, 2001                          /s/ Robert S. Wilson
---------------------                        --------------------
                                             Robert S. Wilson
                                             Chairman and Chief Executive Office

                                       37